Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

NABI BIOPHARMACEUTICALS

Nabi Biopharmaceuticals, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation, as amended, of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The amendment is as follows:

The Restated Certificate of Incorporation, as amended, of the Corporation be amended by inserting, after the second paragraph of Article “FOURTH” thereof, a new paragraph stating the following:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Restated Certificate of Incorporation, each six shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.10 per share (the “New Common Stock”), without any further action by the Corporation or the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Stockholders who otherwise would be entitled to receive fractional shares of New Common Stock shall be entitled to receive, in lieu of such fractional shares, cash from the Corporation from the disposition of such fractional interests as provided below. The Corporation shall arrange for the disposition of fractional interests by those otherwise entitled thereto by the mechanism of having (a) the Transfer Agent of the Corporation aggregate such fractional interests and (b) the shares resulting from the aggregation sold and (c) the net proceeds received from the sale be allocated and distributed among the holders of the fractional interests as their respective interests appear. Each certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified and combined, subject to the disposition of fractional interests described above; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination.”

2. That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall become effective at 4:59 p.m., Eastern Standard Time, on Thursday, November 8, 2012.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its authorized officer as of November 7, 2012.

NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E.F. Fahim
Name: Raafat E.F. Fahim, Ph.D.
Title: President and Chief Executive Officer